March 28, 2013

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Anu Dubey

Re:	Salient MLP & Energy Infrastructure Fund (File Nos. 333-183623 and 811-22530)
Post-Effective Amendment No. 3, Amendment No. 11 to Registration Statement on Form N-2

Dear Ms. Dubey:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed to us in a telephone conversation on Friday, March 22, 2013, with respect to Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended, which also is Amendment No. 9 under the Investment Company Act of 1940, as amended, to the above registration statement (“Registration Statement”) of Salient MLP & Energy Infrastructure Fund (the “Fund” or “Registrant”).  Post-Effective Amendment No. 1 represents the annual update for the Registrant’s shelf offer Registration Statement on Form N-2.

We respectfully submit this response letter on behalf of the Registrant.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  Registrant is filing this response in conjunction with filing Post-Effective Amendment No. 3 to the Registration Statement.

We have, for the convenience of the Staff, repeated below the comments received followed by the Registrant’s response.  Defined terms not defined herein have the same meanings as used in the Registration Statement.

Prospectus

1.	On the Cover Page, please review for compliance with plain English principals.

Response:  Registrant has reviewed and believes that the Cover Page, which largely contains required disclosure, is written in plain English. We also note that the page has not been altered in form from the prior effective registration.

2.	On the inside of the Cover Page, under “Leverage,” please state the name of the bank providing Indebtedness. Please make any conforming changes elsewhere, such as page 67.
Response: The requested changes have been made.
3.	On page 3 in the Prospectus Summary, under “Adviser,” there appears to be a typographical error with respect to SCA’s assets under management.

Response: The figure has been corrected.
4.
On Page 4, please delete reference to the advisory fee waiver based on the waiver no longer covering the entire year period from the date of effectiveness of the Registration Statement.  Please make conforming changes elsewhere, including in the fee table.

Response: The requested changes have been made.
5.	On page 5, in the paragraph beginning “The Fund may enter into . . .,” please either describe the potential transactions in plain English or delete the discussion.
Response: In response to the staff’s comment the disclosure has been removed.
6.	On page 14, at the top carryover paragraph, please conform the figure for outstanding borrowings to the November 30 date used in the Fee Table introduction.
Response: The requested change has been made.
7.
On page 22, in the introduction to the Fee Table, in the sentence “The table and example are based on the Fund’s capital structure as of November 30, 2012” please review the present use of the term “capital structure” as opposed to an alternative such as “The table and example are based on the Fund as of November 30, 2012.”

Response:  As a supplemental response, in light of the Fund’s use of borrowings and the fee table’s depiction of interest paid on borrow funds, Registrant believes the language is accurate and descriptive and that no change is needed.

8.
On Page 23, in the Example, the disclosure following the example is inconsistent with the disclosure in the introductory paragraph to the Example with respect to the inclusion of sales load and any estimated offering expenses.  Please clarify.

Response: The requested change has been made and the inconsistent sentence in the paragraph following the Example has been deleted.
9.	On page 24, in the second introductory paragraph to the Financial Highlights, please delete the phrase “has been derived from”.
Response: The requested change has been made.
10.	Form N-2 Item 4.3. requires certain information with respect to senior securities, please verify that such information has been included.
Response: Registrant has confirmed that all such information relevant to the Fund’s senior securities, which are represented by bank borrowings, are reflected.
11.
On page 34, in “Investment Practices –Sales, Arbitrage and Other Derivative-Based Strategies” please (a) explain supplementally how total return swaps (“TRS”) are valued for purposes of calculating the advisory fee and compliance with the Fund’s 80% test; (b) explain on what basis asset coverage is determined for TRS; and (c) how TRS are valued for purposes of meeting the last sentence of the paragraph.

Response:      (a) The Fund will value TRS at their market price, or if no market price is available, at fair value according to generally accepted accounting principals (“GAAP”), which typically would reflect net value, rather than notional value.  The Fund will not use the notional value of any TRS investments for purposes of calculating its total assets for purposes of the advisory fee or compliance with the 80% test.

(b) To the extent the Fund invests in TRS, it maintains asset coverage on the net amount payable by the Fund under the TRS on a mark to market basis; any such amount reflects the liability payable by the Fund under the TRS.

(c) The Fund will value TRS at their market price, or if no market price is available, at fair value according to GAAP, which typically would reflect net value, rather than notional value.  The Fund will not use the notional value of any TRS investments for purposes of calculating its compliance with its expressed intention to limit investment to less than 5%/7.5% of total/net assets in TRS related to equity investments in certain MLPs and Canadian Income Trusts.

12.	On page 34, under “Options Strategy,” please review the disclosure regarding tax treatment of options gain.
Response: As a supplemental response, the Fund confirms the accuracy of the disclosure.
13.	On page 41, under “Derivatives Risk,” please consider whether additional risk factors related to TRS should be added.

Response:  The Fund’s exposure to TRS, as disclosed earlier, likely only would arise in the context of limited short exposure, as disclosed on page 34. Additional risk disclosure, however, has been added under “Derivatives Risk” regarding TRS.

14.	On page 42, under “Short Sale Risk,” please confirm that short sale dividend expense is included in the Fee Table.
Response: The Fund has not incurred material short sale dividend expense.
15.
On page 42-43, under “Credit Default Swap Risk,” please add disclosure stating that the Fund will maintain asset coverage on the full notional value of any credit default swap where the Fund is the seller (that is, the writer) of such a contract.

Response: The requested change has been made.
Statement of Additional Information
16.	On page 15, please add the number of meetings each committee of the board has held during the past year.
Response: The requested changes have been made.
17.	On page 15 under Nominating Committee, please disclose how a Common Shareholder may submit a nomination rather than including a cross reference.
Response: The requested changes have been made.
18.	On page 16, in the table of share ownership, please correct the aggregate ownership column to reflect the ownership of the Fund for any Trustee holding an investment in the Fund.
Response: The requested changes have been made.

19.	On page 22, please add ownership of the Fund by any Portfolio Manager or indicate that there is none, as such disclosure appears to be missing.
Response: The requested change has been made.
20.	On page 23, for the named broker, indicate the relationship of the broker to the Fund, as only affiliated brokers need by identified in disclosure, pursuant to Form N-2 Item 22.2.a.
Response: The disclosure has been deleted, as the Fund has not used any broker that is an affiliated person of the Fund.
21.
On the signature page of the Registration Statement, please have the President actually sign on behalf of the issuer, or file pursuant to Rule 483(b) a resolution of the Fund’s board indicating granting of the power of attorney.

Response: The President has executed the Registration Statement for the Issuer.
Adviser Website
22.
Chad Eskildson (reviewing accountant) provided the following Comment.  On the investment adviser’s website, with respect to the Fund, under the tab “Distribution & Tax,” as well as in the Fund’s fact card and elsewhere, whenever discussing/showing the Fund’s distributions, please disclose the amount of distribution for each year that reflected a return of capital (i.e., 2012 distributions consisted of 100% return of capital).

Response: The requested change has been made.

*           *           *

Registrant has made a POS8C filing on EDGAR herewith, and has submitted additionally a request for acceleration of such amendment, which contains requested representations by Registrant.  The Fund seeks effectiveness of the amended Registration Statement on March 29, 2013 or as soon as possible thereafter.

Thank you for your attention to these matters.  If you have any questions regarding these comments, please feel free to call either Trayne S. Wheeler, at (617) 951-9068, or me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada